COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CBD announces 2nd quarter 2005 results

São Paulo, Brazil, August 08, 2005 — Companhia Brasileira de Distribuição (CBD) – (BOVESPA: PCAR4; NYSE: CBD), announces its 2nd quarter 2005 (“2Q05”) results. The Company’s operating and financial information, unless otherwise indicated, is presented on a consolidated basis and is denominated in Brazilian Reais in accordance with Brazilian Corporate Law. The comparisons in this document refer to 2004 results.

Main Highlights

•	Gross sales totaled R$ 3,791.7 million in 2Q05, representing a 1.2% growth over the same period of 2004;
•	Gross margin reached 30.5% in 2Q05, compared to a gross margin of 29.6% in 2004;
•	EBITDA grew by 14.7% in 2Q05, with a margin of 9.2% reaching R$ 291.5 million;
•	Net income totaled R$64.2 million in the quarter, a 10.2% increase over the same period of 2004;
•	Net income in the first half of 2005 reached R$121.9 million, up by 41.5% compared to the previous year.

Companhia Brasileira de Distribuição (CBD) is the largest company in the Brazilian retail sector, operating 553 stores in 13 Brazilian states. CBD operates under three formats: supermarkets (Pão de Açúcar, CompreBem and Sendas), hypermarkets (Extra), and consumer electronics/home appliance stores (Extra-Eletro).

Comments on Sales Performance

CBD’s consolidated gross sales in 2Q05 equaled R$ 3,791.7 million, representing a 1.2% growth over the same period of 2004. Net sales totaled R$ 3,157.1 million, corresponding to a 3.1% growth over 2Q04. Sendas Distribuidora registered gross sales totaling R$ 772.0 million, while net sales totaled R$ 665.0 million.

In 2Q05, same store sales registered a nominal growth of 0.7%, representing a real decrease of 6.6% (deflated by the IPCA index). This performance is primarily the result of an unfavorable calendar (strong comparison base), since last year Easter was in the 2nd quarter and this year it was in the 1st quarter. Besides, the performance in this quarter was strongly impacted by a less favorable consumption environment in the country, with a decrease in the level of consumer confidence and high interest rates.

In the first half of 2005, consolidated gross sales totaled R$ 7,734.9 million, with an 8% growth, while net sales reached R$ 6,423.2 million, with a 9.4% growth.

Same store sales grew by 5.8%, with a 16.5% growth of non-food products and a 3.3% growth of food products.

Same store sales in real terms, deflated by the IPCA index, registered a 1.6% drop in the first half of the year. If we consider food inflation, calculated by the FIPE-Alimentação index, which in our view better reflects CBD’s reality, same store sales registered a real growth of 1.1%.

It is important to highlight that food products with high sales volume – rice, soybeans, milk and meat, among others – presented significant price deflation over the first half of 2005.

It is worth highlighting same store sales performance of CompreBem Business Unit, which registered real growth year-to-date, and, therefore, has outperformed the Company’s average performance.

It is important to point out that the number of clients in same stores grew by 1% in the first half of the year. On the other hand, in face of the decrease in the level of consumer confidence, we observed a reduction in the average ticket in real terms, mainly due to a decrease in the consumption of non-food products and discretionary items.

Obs.: Same store sales figures include only stores whose operating period is longer than 12 months.

Operating Performance

The following comments on operating performance refer to CBD consolidated results, and, therefore, fully account for Sendas Distribuidora’s operating results (CBD joint venture with Sendas in the State of Rio de Janeiro).

Gross Income

CBD registered a gross income of R$ 964.0 million in the second quarter of 2005, representing a 6.3% growth over the same period of 2004. In 2Q05, gross margin was 30.5%, almost 100 basis points over the margin reported in the second quarter last year. This margin growth, despite the lackluster sales period, reflected the following main factors: i) effective price management, reflecting the Company’s advances in the Category Management process; ii) good negotiations with suppliers and iii) calendar effect, since Easter, which represents a highly promotional event, was in the first quarter of this year (in 2004 it was in the 2nd quarter).

This improvement can also be observed in Sendas Distribuidora, which registered a 30.9% margin, versus 29.8% in the same quarter of 2004.

In the first half of 2005, CBD registered an R$1,907.2 million gross profit, up by 11.2% over the same period last year. The margin in the first half of 2005 was 29.7%, higher than the 29.2% registered in the first half of 2004

Operating Expenses

Despite the Easter calendar effect and the slowdown observed in same store sales, CBD registered a 21.3% operating expenses/net sales ratio, the same level registered last year. It is worth pointing out the consistent reduction of general and administrative expenses as a percentage of net sales, which reached 3.6% versus 4.0% in the second quarter of 2004, reflecting gains of scale achieved in the period, as well as the current cost reduction program.

EBITDA

As a result of increased gross margin and expense control, CBD registered an EBITDA margin of 9.2% in the quarter, higher than the 8.3% registered in the same quarter of 2004. EBITDA totaled R$291.5 million in the period, 14.7% growth over the second quarter of 2004.

In this quarter, Sendas Distribuidora also improved in terms of EBITDA margin, which reached 5.8%, versus 4.3% in the same quarter of the previous year. After several adjustments in expenses and productivity gains, the increase in Sendas Distribuidora’s operating profitability will be conditioned to the increase in sales and consequent dilution of expenses. We believe this goal will be achieved as a natural result of the current competitive pricing policy, of our communication efforts and of the recent stores revitalization process.

In the first half of 2005, CBD registered a R$563.8 million EBITDA, up 19.9% over 2004. EBITDA margin in the period was 8.8%, higher than the 8.0% reported in the first half of 2004.

Financial Results

Financial expenses in the quarter totaled R$ 178.9 million, up by 13.3% over the same period in 2004, reflecting the rise in interest rates in the period. Financial income totaled R$115.6 million in the quarter, a 26.2% growth over the second quarter of 2004, due to higher income generated by financial investments and a less promotional period for credit based sales of durable goods.

Net financial expense totaled R$63.3 million in the quarter, lower than the R$66.3 million figure reported in the previous year. In the first half of 2005, net financial expenses totaled R$131.6 million, versus R$ 149.9 million in the first half of 2004. It is important to bear in mind that the Company’s financial result will have significant improvement as of the 3rd quarter of this year, due to the inflow of R$1.0 billion in funds, as a result of the conclusion of the transaction with Casino in the beginning of July (see the material facts published by the Company on 05/04/2005 and 07/08/2005).

Earnings Before Taxes

Resulting from a higher EBITDA and improved gross income, CBD recorded an earnings before income tax and minority interest and employees’ participation of R$ 74.2 million, 24.6% higher than the R$ 59.5 million recorded in 2004.

Minority Interest

Sendas Distribuidora’s recorded a net loss of R$ 26.5 million. Despite the previously mentioned improvements in EBITDA, Sendas Distribuidora was negatively impacted by higher net financial expenses totaling R$ 35.6 million. Sendas Distribuidora’s net loss generated a minority interest of R$ 15.2 million for CBD.

Net Income of R$ 64.2 million and 10% growth

2Q05 net income totaled R$ 64.2 million, 10.2% higher than the same period of 2004. The result was impacted by an income tax provision of R$ 21.2 million. In the first half of the year, the Company’s net income grew by 41.5%, totaling R$121.9 million, versus R$86.1 million in the same period of the previous year.

Working Capital

In the second quarter 2005, inventory turnover rate reached 42 days, higher than the 40 days recorded in the previous year. The average term with suppliers was recorded at 49 days, just one day less than the 50 days year-over-year.

Investments

In 2Q05, investments equaled R$ 195.2 million versus R$ 132.1 million in 2Q04. The main highlights were:

—	Opening of 3 new stores: 1 Pão de Açúcar supermarket in Campinas-SP, and 2 Extra hypermarkets, 1 in São José dos Campos-SP and 1 in the city of Natal – Rio Grande do Norte state;

—	Construction of 3 Extra hypermarkets and 2 Pão de Açúcar supermarkets;

—	Store remodelings, including 27 Sendas stores;

—	Conversion of 12 Pão de Açúcar supermarkets into CompreBem;

—	Opening of gas stations and drugstores;

—	Investments in information technology and logistics.

The information in the following tables was not revised by external auditors.

Consolidated Income Statement – Corporate Law Method (thousand R$)

	2nd Quarter			Year
	2005	2004	%	2005	2004	%
Gross Sales Revenue	3,791,650	3,747,235	1.2% %	7,734,912	7,161,542	8.0% %
Net Sales Revenue	3,157,147	3,061,425	3.1%	6,423,233	5,870,838	9.4%
Cost of Goods Sold	(2,193,127)	(2,154,606)	1.8% %	(4,515,994)	(4,156,426)	8.7%
Gross Profit	964,020	906,819	6.3%	1,907,239	1,714,412	11.2%

Operating (Expenses) Income
Selling	(557,934)	(529,717)	5.3%	(1,109,457)	(1,007,866)	10.1%
General and Administrative	(114,611)	(122,972)	-6.8%	(234,013)	(236,257)	-1.0%
Total Operating Expenses	(672,545)	(652,689)	3.0%	(1,343,470)	(1,244,123)	8.0%
Earnings before interest, taxes, depreciation, amortization-EBITDA	291,475	254,130	14.7%	563,769	470,289	19.9%
Depreciation and Amortization	(129,472)	(111,243)	16.4%	(251,210)	(214,758)	17.0%
Earnings before interest and taxes -EBIT	162,003	142,887	13.4%	312,559	255,531	22.3%
Taxes and Charges	(18,409)	(15,497)	18.8%	(35,474)	(29,508)	20.2%
Financial Income	115,635	91,652	26.2%	217,709	166,904	30.4%
Financial Expenses	(178,925)	(157,978)	13.3%	(349,293)	(316,832)	10.2%
Net Financial Income (Expense)	(63,290)	(66,326)	-4.2%	(131,584)	(149,928)	-12.2%
Equity Income/Loss	(5,370)	(817)		(5,745)	(1,557)
Operating Result	74,934	60,247	24.4%	139,756	74,538	87.5%
Non-Operating Result	(718)	(703)		(7,544)	(571)
Income Before Income Tax	74,216	59,544	24.6%	132,212	73,967	78.7%
Income Tax	(21,757)	(10,997)		(34,753)	(6,149)
Income Before Minority Interest	52,459	48,547	8.1%	97,459	67,818	43.7%
Minority Interest	15,203	9,672		27,941	18,306
Income Before Profit Sharing	67,662	58,219	16.2%	125,400	86,124	45.6%
Employees' Profit Sharing	(3,500)			(3,500)
Net Income	64,162	58,219	10.2%	121,900	86,124	41.5%
Net Income per 1,000 shares	0.57	0.51	10.2%	1.07	0.76	41.5%
N° of shares (in thousand)	113,522,239	113,522,239		113,522,239	113,522,239

% of Net Sales	2Q/05	2Q/04		1half/05	1half/04
Gross Profit	30.5%	29.6%		29.7%	29.2%
Total Operating Expenses	-21.3%	-21.3%		-20.9%	-21.2%
Selling	-17.7%	-17.3%		-17.3%	-17.2%
General and Administrative	-3.6%	-4.0%		-3.6%	-4.0%
EBITDA	9.2%	8.3%		8.8%	8.0%
Depreciation and Amortization	-4.1%	-3.6%		-3.9%	-3.7%
EBIT	5.1%	4.7%		4.9%	4.4%
Taxes and Charges	-0.6%	-0.5%		-0.6%	-0.5%
Net Financial Income (Expense)	-2.0%	-2.2%		-2.0%	-2.6%
Income Before Income Tax	2.4%	1.9%		2.1%	1.3%
Income Tax	-0.7%	-0.4%		-0.5%	-0.1%
Minority Interest/Employees' Profit	0.4%	0.3%		0.4%	0.3%
Net Income	2.0%	1.9%		2.0%	1.5%

Note: In accordance with CVM instruction 408/2004, the Company consolidates financial information for Pão de Açúcar Credit Rights Investment Fund (FIDC).

Consolidated Balance Sheet – Corporate Law Method (thousand R$)

ASSETS	2nd Quarter/04	1st Quarter/05
Current Assets	3,510,986	3,909,920
Cash and Banks	72,496	89,311
Short-Term Investments	669,410	837,476
Credit	369,060	412,476
Installment Sales	156,999	124,146
Post-Dated Checks	23,743	31,251
Credit Cards	192,100	216,215
Tickets, vouchers and others	13,744	51,295
Allowance for Doubtful Accounts	(17,526)	(10,431)
Receivables Securitization Fund	627,794	688,374
Inventories	983,860	1,049,477
Advances to suppliers and employees	45,749	33,056
Taxes recoverable	484,887	506,363
Others	257,730	293,387
Long-Term Receivables	1,102,699	1,038,297
Long-Term Investments	132,106	126,340
Deferred Income Tax	418,301	398,667
Accounts Receivable	344,318	316,347
Others	207,974	196,943
Permanent Assets	5,836,311	5,771,414
Investments	249,989	259,901
Property, Plant and Equipment	4,589,720	4,474,655
Deferred Charges	996,602	1,036,858
TOTAL ASSETS	10,449,996	10,719,631

LIABILITIES	2nd Quarter/04	1st Quarter/05
Current Liabilities	2,378,814	2,530,534
Suppliers	1,032,426	1,360,820
Financing*	891,584	660,627
Payable on Purchase of Assets	12,181	5,775
Debentures	65,028	44,580
Taxes and Social Contributions	92,339	79,460
Salaries and Payroll Charges	160,020	146,223
Dividends	4,905	89,059
Others	120,331	143,990
Long-Term Liabilities	3,574,662	3,741,537
Financing*	1,076,096	1,285,249
Payable on Purchase of Assets	3,193	3,146
Debentures	401,490	401,490
Taxes in Installments	323,270	327,677
Provision for Income Tax	-	10,854
Provision for Contingencies	992,529	955,002
Others	104,001	114,375
Recallable Fund Quotas**	674,083	643,744
Minority Interests	323,630	338,832
Shareholder's Equity	4,172,890	4,108,728
Capital	3,673,795	3,509,421
Capital Reserves	499,095	599,307
TOTAL DO PASSIVOS	10,449,996	10,719,631

*CBD is not exposed to exchange variation effects since it contracts swap transactions to CDI (Brazilian Overnight Rate) in foreign currency loans.

**Receivables Securitization Fund

Note In accordance with CVM instruction 408/2004, the Company consolidates financial information for Pão de Açúcar Receivables Securitization Fund.

Gross Sales per Format (R$ thousand)

1st Quarter	2005	%	2004	%	Var.(%)
Pão de Açúcar	1,012,458	25.7%	971,822	28.5%	4.2%
Extra	1,902,936	48.3%	1,609,594	47.1%	18.2%
CompreBem	650,157	16.5%	565,062	16.6%	15.1%
Extra Eletro	68,325	1.7%	68,357	2.0%	0.0%
Sendas*	309,386	7.8%	199,472	5.8%	55.1%
CBD	3,943,262	100.0%	3,414,307	100.0%	15.5%

2nd Quarter	2005	%	2004	%	Var.(%)
Pão de Açúcar	978,611	25.8%	1,004,488	26.8%	-2.6%
Extra	1,822,881	48.1%	1,776,755	47.4%	2.6%
CompreBem	605,921	16.0%	576,555	15.4%	5.1%
Extra Eletro	67,889	1.8%	69,032	1.8%	-1.7%
Sendas*	316,348	8.3%	320,405	8.6%	-1.3%
CBD	3,791,650	100.0%	3,747,235	100.0%	1.2%

1st Half	2005	%	2004	%	Var.(%)
Pão de Açúcar	1,991,069	25.7%	1,976,310	27.6%	0.7%
Extra	3,725,817	48.2%	3,386,349	47.3%	10.0%
CompreBem	1,256,078	16.2%	1,141,617	15.9%	10.0%
Extra Eletro	136,214	1.8%	137,389	1.9%	-0.9%
Sendas*	625,734	8.1%	519,877	7.3%	20.4%
CBD	7,734,912	100.0%	7,161,542	100.0%	8.0%

Net Sales per Format (R$ thousand)

1st Quarter	2005	%	2004	%	Var.(%)
Pão de Açúcar	835,688	25.6%	798,097	28.4%	4.7%
Extra	1,567,277	48.0%	1,316,227	46.9%	19.1%
CompreBem	543,638	16.6%	470,875	16.8%	15.5%
Extra Eletro	51,314	1.6%	52,497	1.8%	-2.3%
Sendas*	268,169	8.2%	171,717	6.1%	56.2%
CBD	3,266,086	100.0%	2,809,413	100.0%	16.3%

2nd Quarter	2005	%	2004	%	Var.(%)
Pão de Açúcar	808,033	25.6%	817,534	26.7%	-1.2%
Extra	1,512,706	47.9%	1,440,292	47.1%	5.0%
CompreBem	509,211	16.1%	475,118	15.5%	7.2%
Extra Eletro	51,481	1.6%	52,044	1.7%	-1.1%
Sendas*	275,716	8.8%	276,437	9.0%	-0.3%
CBD	3,157,147	100.0%	3,061,425	100.0%	3.1%

1st Half	2005	%	2004	%	Var.(%)
Pão de Açúcar	1,643,721	25.5%	1,615,631	27.5%	1.7%
Extra	3,079,983	48.0%	2,756,519	47.0%	11.7%
CompreBem	1,052,849	16.4%	945,993	16.1%	11.3%
Extra Eletro	102,795	1.6%	104,541	1.8%	-1.7%
Sendas*	543,885	8.5%	448,154	7.6%	21.4%
CBD	6,423,233	100.0%	5,870,838	100.0%	16.3%

*Sendas banner which is part of Sendas Distribuidora S/A

Sales Breakdown (% of Net Sales)

	2004			2005
	1st Q	2nd Q	1st Half	1st Q	2nd Q	1stHalf
Cash	53.2%	52.1%	52.6%	51.8%	50.5%	51.2%
Credit Card	35.9%	36.4%	36.2%	36.5%	36.7%	36.5%
Food Voucher	6.3%	6.9%	6.6%	7.3%	7.4%	7.4%
Credit	4.6%	4.6%	4.6%	4.4%	5.4%	4.9%
Post-dated Checks	3.4%	3.4%	3.4%	3.0%	3.2%	3.1%
Installment Sales	1.2%	1.2%	1.2%	1.4%	2.2%	1.8%

Data per Format on June 30, 2005

	# Checkouts	# Employees	# Stores	Sales Area (m2)
Pão de Açúcar	2,328	14,847	185	245,183
Extra	3,563	23,246	75	576,208
CompreBem	2,019	9,074	177	215,580
Extra Eletro	159	588	50	32,554
Sendas	1,007	6,031	66	122,637
Total Stores	9,076	53,786	553	1,192,162
Administration	-	2,417	-	-
Loss Prevention	-	3,554	-	-
Distribution Centers	-	3,786	-	-
Total CBD	9,076	63,543	553	1,192,162

Stores by Format

	Pão de Açúcar	Extra	Extra- Eletro	CompreBem	Sendas	CBD	Sales Area (m2)	Number of Employees
12/31/2004	196	72	55	165	63	551	1,144,749	63,484
Opened	1	1				2
Closed			(5)	(2)		(7)
Converted				(3)	3	-
3/31/2005	197	73	50	160	66	546	1,175,111	63,344
Opened	1	2		7		10
Closed	(1)			(2)		(3)
Converted	(12)			12		-
6/30/2005	185	75	50	177	66	553	1,192,1629	63,543

Productivity Indexes (in nominal R$)

Gross Sales per m2/month

	2ndQ/05	2ndQ/04	Var.(%)	1st Half/05	1st Half/04	Var.(%)
Pão de Açúcar	1,270	1,227	3.5%	1,283	1,207	6.3%
Extra	1,062	1,120	-5.2%	1,095	1,093	0.2%
CompreBem	1,006	956	5.2%	1,053	928	13.5%
Sendas	889	960	-7.4%	889	960	-7.4%
Extra Eletro	679	638	6.4%	663	636	4.2%
CBD	1,070	1,086	-1.5%	1,110	1,068	3.9%

Gross Sales per employee/month

	2ndQ/05	2ndQ/04	Var.(%)	1st Half/05	1st Half/04	Var.(%)
Pão de Açúcar	21,712	21,868	-0.7%	21,878	21,439	2.0%
Extra	26,077	26,813	-2.7%	27,140	26,065	4.1%
CompreBem	22,892	21,410	6.9%	24,057	21,114	13.9%
Sendas	17,203	15,246	12.8%	17,203	15,246	12.8%
Extra Eletro	38,976	36,619	6.4%	38,712	35,113	10.2%
CBD	23,505	23,114	1.7%	24,640	23,120	6.6%

Average ticket - Gross sales

	2ndQ/05	2ndQ/04	Var.(%)	1st Half/05	1st Half/04	Var.(%)
Pão de Açúcar	24.6	23.0	7.0%	24.6	22.9	7.4%
Extra	47.0	46.7	0.6%	47.5	46.3	2.6%
CompreBem	18.4	17.5	5.1%	18.7	17.3	8.1%
Sendas	20.5	21.1	-2.8%	20.5	21.1	-2.8%
Extra Eletro	351.3	329.2	6.7%	357.8	347.3	3.0%
CBD	29.9	28.8	3.9%	30.7	28.9	6.2%

Gross sales per checkout/month

	2ndQ/05	2ndQ/04	Var.(%)	1st Half/05	1st Half/04	Var.(%)
Pão de Açúcar	133,787	127,326	5.1%	134,749	125,155	7.7%
Extra	171,632	172,782	-0.7%	178,186	168,430	5.8%
CompreBem	108,226	103,954	4.1%	113,391	101,180	12.1%
Sendas	108,472	120,352	-9.9%	108,472	120,352	-9.9%
Extra Eletro	138,743	128,243	8.2%	134,653	127,768	5.4%
CBD	141,010	139,167	1.3%	146,936	136,586	7.6%

* Information related to sales, employees and checkout was calculated based on average amounts proportional to the period during which the stores were open.

2Q05 Results Conference Call

CBD will hold its 2nd Quarter 2005 Earnings Release conference call on Wednesday August 10th, 2005.

Local Conference Call:
10:00 am (Brasilia time); 9:00 am (ET USA). To register please call the following number a few minutes before the start of the call (55 11) 2101-1490, Code: CBD. A conference call replay will be made available after the end of the call and can be accessed by dialing (55 11) 2101-1490, Code: CBD.

International Conference Call:

11:00 pm (Brasília time); 10:00 (ET USA). To register please call the following number a few minutes before the start of the call (+1 973) 935-2401, Code: CBD or 5963682. The Web cast is available on the Company site www.cbd-ri.com.br/eng. A conference call replay will be made available after the end of the call and can be accessed by dialing (+1 973) 341-3090, Code: 6315550.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Fernando Tracanella Investor Relations Director Daniela Sabbag Manager Phone: 55 (11) 3886 0421 Fax: 55 (11) 3884 2677 Email: cbd.ri@paodeacucar.com.br	MZ Consult Tereza Kaneta Phone: 55 (11) 5509 3772 E-mail: tereza.kaneta@mz-ir.com

Website: http://www.cbd-ri.com.br/

Statements included in this report regarding the Company’s business outlooks, the previews on operating and financial results, and referring to the Company’s growth potential are merely projections and were based on Management’s expectations regarding the Company’s future. Those projections are highly dependent on market changes, Brazilian general economic performance, industry and international markets, and are therefore subject to change.